================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------

                                    FORM 11-K
            ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                      For the year ended December 31, 2003
                          Commission File Number 1-6903

                             -----------------------

          PROFIT SHARING PLAN FOR EMPLOYEES OF TRINITY INDUSTRIES, INC.
           AND CERTAIN AFFILIATES AS RESTATED EFFECTIVE APRIL 1, 1999
                            (Full Title of the Plan)


                            TRINITY INDUSTRIES, INC.
          (Name of issuer of the securities held pursuant to the plan)


            Delaware                                    75-0225040
    (State of Incorporation)               (I.R.S. Employer Identification No.)


   2525 Stemmons Freeway, Dallas, Texas                    75207-2401
 (Address of principal executive offices)                  (Zip Code)


Issuer's telephone number, including area code (214) 631-4420

================================================================================

                      Profit Sharing Plan for Employees of
               Trinity Industries, Inc. and Certain Affiliates as
                        Restated Effective April 1, 1999

                 Financial Statements and Supplemental Schedule

                        As of December 31, 2003 and 2002,
                    and for the Year ended December 31, 2003


                                    CONTENTS

Report of Independent Registered Public Accounting Firm................     1

Audited Financial Statements

Statements of Net Assets Available for Benefits........................     2
Statement of Changes in Net Assets Available for Benefits..............     3
Notes to Financial Statements..........................................     4


Supplemental Schedule

Schedule H; Line 4i - Schedule of Assets (Held at End of Year).........    11

             Report of Independent Registered Public Accounting Firm

Profit Sharing Committee
Trinity Industries, Inc.

We have audited the accompanying statements of net assets available for benefits of the Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as Restated Effective April 1, 1999 as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                      /s/ Ernst & Young LLP





Dallas, Texas
March, 18, 2004

                      Profit Sharing Plan for Employees of
               Trinity Industries, Inc. and Certain Affiliates as
                        Restated Effective April 1, 1999

                 Statements of Net Assets Available for Benefits

                                                       DECEMBER 31
                                                 2003              2002
                                              ------------     ------------
ASSETS
Plan interest in Trinity Industries, Inc.
   Master Trust                               $115,894,933     $ 97,537,646
Participant loans                                5,220,190        5,087,612

Receivables:
   Participant contributions                       215,830          134,420
   Company contributions                         2,613,883        3,157,467
                                              ------------     ------------
                                                 2,829,713        3,291,887
                                              ------------     ------------
Net assets available for benefits
                                              $123,944,836     $105,917,145
                                              ============     ============


See accompanying notes.

                      Profit Sharing Plan for Employees of
               Trinity Industries, Inc. and Certain Affiliates as
                        Restated Effective April 1, 1999

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2003

ADDITIONS
Plan interest in Trinity Industries, Inc. Master Trust
   investment income                                       $ 21,146,096
Interest income on participant loans                            297,614

Contributions:
   Participant                                                7,835,662
   Company                                                    2,447,611
                                                           ------------
Total additions                                              31,726,983

DEDUCTIONS
Benefits paid to participants                                13,593,792
Administrative expenses                                         118,880
                                                           ------------
Total deductions                                             13,712,672

Transfer in from Thrall Plans                                    13,380
                                                           ------------
Net increase                                                 18,027,691

Net assets available for benefits at beginning of year      105,917,145
                                                           ------------
Net assets available for benefits at end of year
                                                           $123,944,836
                                                           ============

See accompanying notes.

                      Profit Sharing Plan for Employees of
               Trinity Industries, Inc. and Certain Affiliates as
                        Restated Effective April 1, 1999

                          Notes to Financial Statements

                                December 31, 2003


1. DESCRIPTION OF THE PLAN

The following brief description of the Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as Restated Effective April 1, 1999 (the Plan) is provided for general information only. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

GENERAL

The Plan, as amended and restated, is a defined contribution plan designed to comply with the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA) sponsored by Trinity Industries, Inc. (the Company).

Fidelity Management Trust Company (Trustee) is the trustee of the Plan. The Company and the Trustee have entered into a Master Trust Agreement. Under the Master Trust Agreement, the Plan participates in the Trinity Industries, Inc. Master Trust (the Trinity Master Trust) with the McConway & Torley Profit Sharing Plan (the M&T Plan), the Trinity Rail Group LLC Hourly Employees' Retirement Savings 401(k) Plan, and the Trinity Rail Group LLC Certain Illinois Hourly Employees' Retirement Savings Plan (collectively, The Trinity Rail Group Plans). The Company is the plan sponsor for each of the participating Plans.

PARTICIPATION

Each employee of the Company is eligible to contribute to the Plan on the first day of the month following 60 days of eligible employment, and must meet the following additional requirements:

         (1)      Must be classified as a full-time employee of the Company; and

         (2) Must be in a unit of employees who are designated as eligible to participate in the Plan; and

         (3) Must not be included in a unit of employees covered by a collective bargaining agreement, unless benefits under this Plan were included in an agreement as a result of good faith bargaining.

                      Profit Sharing Plan for Employees of
               Trinity Industries, Inc. and Certain Affiliates as
                        Restated Effective April 1, 1999

                    Notes to Financial Statements (continued)

1. DESCRIPTION OF THE PLAN (CONTINUED)

Effective October 26, 2001, any employee of the Thrall Car Manufacturing Company or Duchussois Industries, Inc. who, immediately prior to October 26, 2001, was a participant in, or eligible to participate in, the Thrall Car Manufacturing Company Salaried Employees' Retirement Savings Plan, the Trinity Rail Group LLC Hourly Employees' Retirement Savings 401(k) Plan, and the Trinity Rail Group LLC Certain Illinois Hourly Employees' Retirement Savings Plan (collectively the Thrall Plans), became eligible to participate in the Plan. In 2003, transfers from the Thrall Plans of $13,380 were made into the Plan.

CONTRIBUTIONS

Each participant electing to contribute to the Plan agrees to contribute not less than 1% nor more than 14% of their eligible compensation, as defined in the Plan, in 1% increments as designated by the participant. A salary reduction and contribution agreement must be entered into by each employee as the employee begins participation in the Plan, and may be amended at any time.

Company matching contributions shall be made if Company earnings are at least sufficient to pay dividends to stockholders' but in no event less than $0.33 1/3 per share of common stock. The Board of Directors (Board) may, in its sole discretion, elect to waive the Company earnings requirement. If the Company matching contribution is made, then each participant shall receive an amount equal to a percentage of that portion of such participant's contribution, up to six percent of such participant's total eligible compensation for the year, as defined, under the following schedule:


            YEARS OF SERVICE                  PERCENTAGE OF COMPANY CONTRIBUTION
            ----------------                  ----------------------------------
     Less than 1 year                                           0%
     1 but less than 2 years                                   25%
     2 but less than 3 years                                   30%
     3 but less than 4 years                                   35%
     4 but less than 5 years                                   40%
     5 or more years                                           50%

                      Profit Sharing Plan for Employees of
               Trinity Industries, Inc. and Certain Affiliates as
                        Restated Effective April 1, 1999

                    Notes to Financial Statements (continued)


1. DESCRIPTION OF THE PLAN (CONTINUED)

Company contributions are net of forfeitures, as defined. Company contributions for a given Plan year shall be deposited in the Trinity Master Trust no later than the date on which the Company files its federal income tax return for such year.

PARTICIPANT ACCOUNTS

Participants may direct daily the investment of participant and Company contributions among fifteen registered investment companies and Company common stock.

BENEFITS

Distribution of a participant's vested account balance is payable upon retirement at or after age 65, total disability, death, or termination of employment. Distribution is equal to the salary reduction contributions and related earnings, plus the vested portion of any Company contribution and related earnings.

Withdrawals of up to 100% of the participant's contributions can be made only to meet "immediate and heavy financial needs" (medical care, college tuition, the purchase of a principal residence, or to prevent the foreclosure on a principal residence), as long as the funds are not available for such needs from other sources. No hardship withdrawals can be made against the earnings on the participant contributions or against any Company contributions and related earnings. These restrictions no longer apply when the participant reaches age 59-1/2.

Upon request, distributions shall be made no earlier than the month that follows the last day of the month in which entitlement occurs. Distributions from the Company common stock accounts shall be made in cash unless otherwise designated by the participant.

PARTICIPANT LOANS

Loans for "immediate and heavy financial needs" may be made for a minimum of $1,000 up to a maximum of $50,000, not to exceed 50% of the participant's contribution balance and related earnings plus 50% of the vested portion of the Company contribution balance and related earnings. Loans are subject to rules and regulations established by the Profit Sharing Committee (Committee), as defined by the Plan.

                      Profit Sharing Plan for Employees of
               Trinity Industries, Inc. and Certain Affiliates as
                        Restated Effective April 1, 1999

                    Notes to Financial Statements (continued)


1. DESCRIPTION OF THE PLAN (CONTINUED)

VESTING

The Company contribution and related earnings vest to participants depending upon the number of years of vesting service, as defined, completed by such participant as follows:


                  YEARS OF SERVICE                      PERCENTAGE VESTED
                  ----------------                      -----------------
       Less than 1 year                                         0%
       1 but less than 2 years                                 20%
       2 but less than 3 years                                 40%
       3 but less than 4 years                                 60%
       4 but less than 5 years                                 80%
       5 or more years                                        100%

Participants are 100% vested in Company contributions and the allocated portion of related earnings upon their attainment of age 65, and are always 100% vested in participant contributions and the related earnings on such contributions.

FORFEITURES

The amounts forfeited by participants who terminate employment prior to becoming fully vested are first used to reduce employer contributions. Any excess amounts are then used to pay fees and other administrative expenses of the Trinity Master Trust.

ADMINISTRATION OF THE PLAN

The Plan is administered by the Committee, consisting of at least three persons who are appointed by the Board. The members of the Committee serve at the discretion of the Board, and any Committee member who is an employee of the Company shall not receive compensation for their services.

The expenses incurred by the Trustee in the performance of its duties, including the Trustee's compensation and the services of the recordkeeper, shall be paid by the Plan unless paid by the Company. All other expenses are paid by the Company.

                      Profit Sharing Plan for Employees of
               Trinity Industries, Inc. and Certain Affiliates as
                        Restated Effective April 1, 1999

                    Notes to Financial Statements (continued)


1. DESCRIPTION OF THE PLAN (CONTINUED)

AMENDMENT OR TERMINATION OF THE PLAN

The Company may amend the Plan at any time. However, no amendment, unless made to secure approval of the Internal Revenue Service (IRS) or other governmental agency, may operate retroactively to reduce or divest the then vested interest in the Plan of any participant, former participant or beneficiary, or to reduce or divest any benefit payable under the Plan unless all participants, former participants, and beneficiaries then having vested interests or benefit payments affected thereby consent to such amendment.

The Company may terminate the Plan at any time, subject to the provisions of ERISA. Upon complete or partial termination, the accounts of all participants affected thereby shall become 100% vested, and the Committee shall direct the Trustee to distribute the assets in the Trinity Master Trust, after receipt of any required approval by the IRS and payment of any expenses properly chargeable thereto, to participants, former participants, and beneficiaries in proportion to their respective account balances.

2. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Plan are prepared on the accrual basis of accounting. Benefits paid to participants are recorded when paid.

VALUATION OF INVESTMENTS

Investments in the Trinity Master Trust are valued at fair value. Investments in registered investment companies are valued at published market prices which represent the net asset value of shares held by the Plan at year-end. Investments in Company common stock are stated at fair value based on quoted market prices. Participant loans are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Realized gains and losses from security transactions are reported using average cost.

                      Profit Sharing Plan for Employees of
               Trinity Industries, Inc. and Certain Affiliates as
                        Restated Effective April 1, 1999

                    Notes to Financial Statements (continued)


2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts in the financial statements and accompanying notes. Actual results could differ from these estimates.

RECLASSIFICATION

Certain amounts in the 2002 financial statements have been reclassified to conform to the 2003 presentation.

3. TRINITY MASTER TRUST

At December 31, 2003 and 2002, the Plan's interest in the net assets of the Trinity Master Trust was approximately 91.3% and 90.1%, respectively. Investment income and administrative expenses relating to the Trinity Master Trust are allocated to the Plan based upon average monthly balances invested by the Plan.

Investments held in the Trinity Master Trust as of December 31 are as follows:

                                             2003              2002
                                          ------------     ------------
Interest-bearing cash                     $ 38,116,706     $ 43,072,645
Trinity Industries, Inc. common stock       17,028,757       11,145,281
Registered investment companies             71,811,726       54,026,745
                                          ------------     ------------
Total                                     $126,957,189     $108,244,671
                                          ============     ============

Investment income in the Trinity Master Trust for the year ended December 31, 2003, is as follows:

Net appreciation in fair value of investments:
    Trinity Industries, Inc. common stock          $ 7,003,456
    Registered investment companies                 14,282,673
Interest and dividend income                         1,396,560
                                                   -----------
Investment income                                  $22,682,689
                                                   ===========

                      Profit Sharing Plan for Employees of
               Trinity Industries, Inc. and Certain Affiliates as
                        Restated Effective April 1, 1999

                    Notes to Financial Statements (continued)

3. TRINITY MASTER TRUST

The Plan invests in various investment securities at the direction of the Participants. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

4. INCOME TAX STATUS

The Plan has received a determination letter from the IRS dated February 22, 2001, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

5. SUBSEQUENT EVENTS

In December 2003, the Board approved the Company match contribution relating to the 2003 Plan year. In March 2004, the Company match contribution in the amount of $2,613,883 was remitted to the Trinity Master Trust.

Effective January 9, 2004, any employee who immediately prior to January 9, 2004, was employed by Southern Star Concrete, Inc. became eligible to become a participant in the Plan on January 9, 2004.

                              Supplemental Schedule

                      Profit Sharing Plan for Employees of
               Trinity Industries, Inc. and Certain Affiliates as
                        Restated Effective April 1, 1999

         Schedule H; Line 4i - Schedule of Assets (Held at End of Year)

                           EIN: 75-0225040 Plan #: 029

                                December 31, 2003

                  (B)                                                   (C)
         IDENTITY OF ISSUE, BORROWER,       DESCRIPTION OF INVESTMENT, INCLUDING MATURITY DATE, RATE OF     (D)          (E)
(A)        LESSOR, OR SIMILAR PARTY                 INTEREST, COLLATERAL, PAR OR MATURITY VALUE             COST    CURRENT VALUE
---        ------------------------                 -------------------------------------------             ----    -------------
 *       Participant loans                                 Interest rates from 4% to 11%                    $ --      $5,220,190
                                                                                                            ----      ----------
                                                                                                            $ --      $5,220,190
                                                                                                            ====      ==========


----
*Party in interest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.

Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as Restated Effective April 1, 1999


/s/   Timothy R. Wallace
      --------------------------------
      Timothy R. Wallace
      Member, Profit Sharing Committee

/s/   John L. Adams
      --------------------------------
      John L. Adams
      Member, Profit Sharing Committee

/s/   Andrea F. Cowan
      --------------------------------
      Andrea F. Cowan
      Member, Profit Sharing Committee

                                INDEX TO EXHIBITS

EXHIBIT    SEQ.
NUMBER     DESCRIPTION                                                 PAGE NO.
------     -----------                                                 --------
23         Consent of Independent Registered Public Accounting Firm       14